SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of:  September 30, 2002

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  20)

BCSC British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Minco Mining & Metals Corporation	September 30, 2002	November 29, 2002
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
1980 - 1055 West Hastings Street Vancouver, B. C. V6E 2E9	(604) 688-8030	(604) 688-8002
Contact Person Dr. Ken Z. Cai	Contact’s Position President & CEO	Contact’s Telephone No. (604) 688-8002
Contact Email Address info@mincomining.com	Web Site Address www.mincomining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “ Ken Z. Cai ”	Print Full Name Ken Z. Cai	Date Signed November 29, 2002
Director’s Signature “ William Meyer ”	Print Full Name William Meyer	Date Signed November 29, 2002


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

September 30, 2002 and 2001

(Expressed in Canadian Dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
		September 30, 2002	December 31, 2001

ASSETS

Current
Cash and cash equivalents		$35,294	$214,827
Marketable securities		140,879	430,759
Sundry receivable		45,475	73,856
Prepaid expenses and deposits		254,693	56,601

		476,341	890,731

Mineral interests (Notes 2a & 3)		100	100

Capital assets (Note 5)		74,778	98,095

		$551,219	$988,926

LIABILITIES

Current
Accounts payable and accrued liabilities		$371,288	401,608

SHAREHOLDERS' EQUITY

Share capital (Note 6)		10,836,933	10,286,933

Deficit		(10,657,002)	(9,699,615)

		179,931	587,318

		$551,219	$988,926
Commitments (Note 9)

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars )
	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001

Interest and sundry income	$2,707	$10,787	$11,184	$63,159
Exploration costs (Notes 2a & 3)	77,385	$76,442	407,975	58,415

Administrative expenses
Accounting	0	12,660	14,800	52,630
Advertising	367	1,320	2,601	9,478
Amortization of capital assets	6,595	5,825	19,786	16,944
Conference	0	-		-
Investor relations - consulting	69,222	16,466	81,933	42,832
Legal	0	35,052	14,081	82,981
Listing, filing and transfer agents	1,071	1,654	24,639	14,878
Management fees	18,180	7,166	54,205	23,605
Office and miscellaneous	6,582	5,206	54,298	35,092
Promotion and government relations	7,174	6,807	54,610	56,543
Property investigation	0	2,286	3,285	4,089
Rent	20,195	18,730	62,432	46,492
Salaries and benefits	63,062	15,772	159,981	58,541
Telephone	4,213	1,845	9,113	6,052
Travel and transportation	1,016	12,945	3,001	42,298
Foreign exchange loss (gain)	5	0	1,831	126

	197,682	143,734	560,596	492,581

Loss for the period	(272,360)	(209,389)	(957,387)	(487,837)

Deficit, beginning of period
As previously stated	(10,384,642)	(9,262,651)	(9,699,615)	(6,702,833)
Adjusted for change in accounting for exploration costs	-		-	(2,281,370)

As restated	(10,384,642)	(9,262,651)	(9,699,615)	(8,984,203)

Deficit, end of period	(10,657,002)	(9,472,040)	(10,657,002)	(9,472,040)

Loss per share	($0.01)	($0.01)	($0.06)	($0.03)

Weighted average number of
common shares outstanding	18,580,123	16,380,123	17,387,449	16,380,123

MINCO MINING & METALS CORPORATION
Consolidated Statements of Cash Flow
(Unaudited – Prepared by Management)
	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001

Cash flows from (used in) operating activities
Net loss for the period	($272,360)	($209,389)	($957,387)	($487,837)
Adjustment for items not including cash:
- amortization	10,395	8,363	31,185	24,678
- gain on sale of marketable securities	0	0	0	(30,922)

	(261,965)	(201,026)	(926,202)	(494,081)
Changes in non-cash working capital items:
- accounts receivable	25,547	(5,897)	28,381	(183,333)
- prepaid expenses and deposits	(15,379)	(9,099)	(83,404)	(8,275)
- accounts payable and accrued liabilities	(55,276)	14,931	(30,320)	(3,463)

	(307,073)	(201,091)	(1,011,545)	(689,152)

Cash flows from financing activities
Shares issued for cash	125,000	0	550,000	0

Cash flows from (used in) investing activities
Acquisition of capital assets	0	(2,425)	(7,868)	(3,006)
Proceeds from sales of marketable securities	729,337	144,277	1,470,246	3,099,178
Purchase of marketable securities	(505,328)	0	(1,180,366)	(2,524,301)

	224,009	141,852	282,012	571,871

Increase(decrease) in cash and cash equivalents	41,936	(59,239)	(179,533)	(117,281)

Cash and cash equivalents, beginning of period	(6,642)	161,291	214,827	219,333

Cash and cash equivalents, end of period	$35,294	$102,052	$35,294	$102,052


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

1        Nature of Operations and Basis of Presentation

The Company was incorporated under the laws of British Columbia, Canada and is in the business of precious metal, base metal and rare earth mineral exploration and development.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

Certain comparative figures have been reclassified to conform to the current period's presentation.

    2.   Change in Accounting Policies

a)

Exploration costs

The Company changed its accounting policy during 2001 to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company’s previously capitalized Mineral Interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral Interest value at September 30, 2002 by $2,858,180 (September 30, 2001 - $2,339,785), increase the opening deficit at January 1, 2002 by $2,450,205 (January 1, 2001 - $2,281,370) and to increase the loss for the period ended September 30, 2002 by $407,975 (September 30, 2001 by $58,415).

a)

Earnings per Share

Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

    2.   Change in Accounting Policies (continued)

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

    3.   Mineral Interests

                       The costs incurred on the Company’s mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2001	January 1 to September 30, 2002 Exploration Costs	Costs incurred to September 30, 2002

a) currently active properties
White-Silver Mountain	$ 1,305,975	$ 25,415	$ 1,331,390
Heavenly Mountains	436,519		436,519
Inner Mongolia – Gobi Gold	707,311	382,560	1,089,871

	2,449,805	407,975	2,857,780

a) inactive properties
Emperor's Delight	100	-	100
Crystal Valley	100	-	100
Stone Lake	100	-	100
Changba Lijiagou Lead-Zinc Deposit	100	-	100
Chapuzi	100	-	100

	500	0	500

	$ 2,450,305	$ 407,975	2,858,280

Cumulative exploration costs expensed			(2,858,180)

			$ 100


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

4.   Share Capital

a.

Authorized:  100,000,000 common shares without par value

b.

Issued:

	Shares	Amount
Balance, December 31, 2001 and 2000	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance, September 30, 2002	18,580,123	$10,836,933

c.

As at September 30, 2002, 2,991,322 (2001 – 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

d.

Stock options outstanding at September 30, 2002 are as follows:

Number of Shares	Exercise Price	Expiry Date

255,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
97,300	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,366,400	$0.20	November 27, 2006
180,000	$0.25	February 5, 2005
100,000	$0.50	May 12, 2005
100,000	$1.00	May 12, 2005
50,000	$0.55	July 22, 2005
3,052,000

Each option entitles the holder to acquire one share of the Company.

    5.   Related Party Transactions

a.

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2002	2001

Management fees and salaries	$ 53,894	$ 23,605
Exploration costs	57,927	56,994
	$ 111,821	$ 80,599


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

Accounts payable of $51,632 (2001 - $60,549) is due to a director or a corporation controlled by a director

    6.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a.

The Consolidated Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

b.

Reconciliation of Consolidated Balance Sheet items:

	September 30, 2002	December 31, 2001
Mineral interests (Canadian GAAP)	$ 100	$ 100
Capitalized deferred exploration costs written-off	(100)	(100)
Mineral interests (US GAAP)	-	-
Securities available for sale (Canadian GAAP)	140,879	430,759
Unrealized gain	-	3,210
Securities available for resale (US GAAP)	140,879	433,969
Total assets (US GAAP)	551,119	992,036
Total liabilities (US GAAP)	371,288	401,608

c.

Reconciliation of Consolidated Statement of Operations Items:

	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Loss for the period (Canadian GAAP)	$ (957,387)	$ (487,837)
Increase in unrecognized gain on securities	-	102
Release of escrow shares as compensation	-	(199,852)
Loss for the period (US GAAP)	$ (957,387)	$ (687,587)
Loss per share – basic and diluted (US GAAP)	$ (0.07)	$ (0.05)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	14,396,127	13,388,801


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles      (continued)

      d.   Marketable Securities

All of the Company’s marketable securities are classified as available-for-sale securities under US GAAP.  Available-for-sale securities are recorded at market value.  Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized.  A summary of available-for-sale securities by major security type is as follows:

	Cost	Gross unrealized holding gains (losses)	Market value
September 30, 2002:
Bonds issued by the Government of Canada	$140,879	-	$140,879
December 31, 2001:
Bonds issued by the Government of Canada	$ 430,759	$3,210	$ 433,969

       e.   Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period.  In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. There were 140,625 shares released during the year 2001.  As at September 30, 2002 there were no such escrow shares outstanding.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. There were 430,381 shares released during the year 2001 and no shares issued during the six months ended


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

e.   Escrow Shares (continued)

September 30, 2002.  As at September 30, 2002 there were 2,991,322 such escrow shares outstanding.

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense.  A summary of the escrow shares released is presented as follows:

	Shares	Compensation expense

Balance, December 31, 1997	5,442,500
Released from escrow at $1.20 per share	(1,230,811)	$1,476,973
Balance, December 31, 1998
Released from escrow at $1.50 per share	(649,361)	$974,042
Balance, December 31, 1999 and 2000	3,562,328
Released from escrow at $0.35 per share	(571,006)	$199,852
Balance, December 31, 2001 and September 30, 2002	2,991,322

            As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP.  The effect of accounting treatment on escrow shares on the Company’s consolidated financial statements under US GAAP are presented in Note 13(c) and the Consolidated Statement of Shareholders’ Equity.

            f.   Stock Options Compensation

The Company has been granting stock options to directors, officers and employees from 1995 onwards.  All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

In 1999, the Company adopted another Stock Option Plan (“the 1999 Plan”) for the grant of options to certain employees.  Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company’s share price reached certain level. These options granted were subsequently cancelled in 2000.

During 2001 the Company repriced all of the outstanding options to a price of $0.55 per share.


MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

The Company granted options in 2001 to purchase 1,686,400 shares, and granted options during the six months ended September 30, 2002 to purchase 430,000 shares.  A summary of the options outstanding at September 30, 2002 is as follows (also see note 4d):

	Number of shares	Weighted average exercise price

Outstanding, December 31, 1999	1,906,200	1.42
Cancelled	(905,600)	1.42
Outstanding, December 31, 2000	1,000,600	1.42

Outstanding options repriced January 2, 2001	1,000,600	0.55
Granted	1,686,400	0.27
Cancelled	(50,000)	0.55
Outstanding, December 31, 2001	2,637,000	0.37
Granted	430,000	0.52
Cancelled	(15,000)	0.55
Outstanding, September 30, 2002	3,052,000	0.39

Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding	Weight Average Remaining Contractual Life (Year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01 - $1.00	3,052,000	3.73	$0.39	2,161,999	$0.43

The Company applies Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options.  Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock.  The adoption of APB 25 has nil effect on the Company’s consolidated financial statements.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

6.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS 123.  If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company’s loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

	September 30, 2002	September 30, 2001
Loss for the year:
- as reported	$ (957,387)	$(687,587)
- pro-forma	$ (957,387)	$(687,587)
Basic and diluted loss per share:
- as reported	$(0.07)	$(0.05)
- pro-forma	$(0.07)	$(0.05)


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive		compre-	Share-
	Common shares		paid-in	income	Deficit	hensive	holders'
	Shares	Amount	capital	(loss)	accumulated	income (loss)	equity

Balance, December 31, 2000	16,380,123	-	$14,410,914	$-	$(12,991,935)	$(98,919)	$1,320,060
Release of escrow share as compensation	-	-	199,852	-	-	-	199,852
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	(14,220)	-	(14,220)	(14,220)
Comprehensive income
- net (loss) for the year	-	-	-	(915,264)	(915,264)	-	(915,264)
Comprehensive income (loss)				$(929,484)
Balance, December 31, 2001	16,380,123	-	14,610,766		(13,907,199)	(113,139)	590,428

Shares issued for cash on May 29, 2002 pursuant to a
Private placement at a price of $0.25 per share	2,200,000		550,000	-	-	-	550,000
Comprehensive income
- net (loss) for the year	-	-	-	(957,387)	(957,387)	-	(957,387)

Comprehensive income (loss)				$(957,387)

Balance, September 30, 2002	18,580,123	-	$15,160,766		$(14,864,856)	$(113,139)	$183,041


British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Minco Mining & Metals Corporation	September 30, 2002	November 29, 2002
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
1980 - 1055 West Hastings Street Vancouver, B. C. V6E 2E9	(604) 688-8030	(604) 688-8002
Contact Person Dr. Ken Z. Cai	Contact’s Position President & CEO	Contact’s Telephone No. (604) 688-8002
Contact Email Address info@mincomining.com	Web Site Address www.mincomining.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “ Ken Z. Cai ”	Print Full Name Ken Z. Cai	Date Signed November 29, 2002
Director’s Signature “ William Meyer ”	Print Full Name William Meyer	Date Signed November 29, 2002

 MINCO MINING & METALS CORPORATION

SCHEDULE  B   -   SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See attached financial statements - Notes  3 & 5 and Schedule C.

2.

Related party transactions.

See attached financial statements - Note 5.

3.

Summary of securities issued and options granted during the period.

a)

Summary of Securities Issued - See attached financial statements - Note 4.

b)

Stock Options - During the third quarter 2002, a total of 50,000 employee stock options were granted under the Company's Stock Option Plan.  As at September 30, 2002, stock options totaled 3,052,000, of this 1,642,000 were held by directors and officers and 1,410,000 by employees of the Company.

4.

Summary of securities as at the end of reporting period.

a)

 Description of authorized share capital.

Authorized:  100,000,000 common shares without par value.

b)

Number and recorded value for shares outstanding.

At September 30, 2002 issued and outstanding common shares was 18,580,123 valued at $10,836,933.  See attached financial statements - Note 4.

c)

Share purchase warrants outstanding as at September 30, 2002:   None

d)

Shares held in escrow as at September 30, 2002:    2,991,322.

5.

List the names of the directors and officers as at the date of this report.

Directors and Officers

Position Held

Ken Z. Cai

President & CEO and Director

Robert Callander

Director

William Meyer

Chairman & Director

Hans Wick

Director

Karyn Bachert

Corporate Secretary

Anna Liu

Controller

Stephen Kubota

Manager Investor Relations

MINCO MINING & METALS CORPORTION

SCHEDULE C   -   MANAGEMENT DISCUSSION

Project Activity

During the third quarter 2002, the Company’s activities focused on continued development of the Gobi Gold project located south-west of Beijing in western Inner Mongolia, China.  Gross exploration costs for the first nine months of 2002 totaled $407,975, of which $382,560 related to exploration costs on the Gobi Gold project and $25,415 on White Silver Mountain.

In July 2002, the Company announced the successful completion of a field program on the Baiyanxibie licensed area.  The field program included geological mapping and rock geochemistry.  A gold zone of more than 150m long by 2m wide was discovered in calcareous siltstone and shales after following-up regional geochemical anomalies.  Of the chip samples collected, numerous samples contain values between 2-4.4g/t gold.  Baiyanxibie is contiguous to and directly north of the main project area, Zhulazhaga.  Both licensed areas are composed of identical structure and Proterozoic sedimentary sequence and are covered by the same regional gold anomaly.  The style of gold mineralization, alteration and grades are similar as well.

In August 2002, the Company reported that the exploration and drill program at the Gobi Gold Project had significantly expanded the gold zone, NE and SW from the gold discovery pit on the Zhulazhaga license.  Drilling on the South Zone was primarily conducted SW of the gold discovery pit (14.8 g/t Au over 9 metres true width), following (tracing) the pit’s high-grade gold trend.  Numerous sections of the drill core showed various characteristics of alteration and style of mineralization identical to the mineralized sections of the discovery pit.  The drilling program encountered gold mineralization along its length and remains open along strike and to depth.  Follow up trenching, along strike 300 metres SW of the pit returned an excellent grade of 4.15 g/t Au over 5-metres.  There is a large gold zone with a drill-defined strike length of 500 metres from the original discovery pit.  The overall objective is to define a bulk tonnage oxide ore deposit that can quickly commence production as an open pit operation with low operating costs.

On-going programs at the Gobi Gold Project include the continuing evaluation of Minco's seven additional license areas in the South Gobi Desert, which are prospective for gold in a Carlin-type geological setting.  At the Company’s request, Teck Cominco Limited (Teck) waived its right of participation on the Gobi Gold Project.  Teck has been supporting and working with the Company in China from the beginning and has earn-in rights for two future projects with Minco in China.  Teck is Minco’s second largest shareholder and an invaluable partner for the Company.

On the White Silver Mountain Project, Teck Cominco Ltd, operators of the White Silver Mountain Project located 14 kilometers north of Baiyin City, Gansu Province, China, reported the completion and receipt of analytical results of 9 surface diamond drill holes earlier in the field season.  The holes targeted magnetic and electromagnetic anomalies outlined in the course of district scale geological and geophysical surveys completed in 2000.  While favorable alteration and some sulphide mineralization was intersected in a number of holes, no potentially economic grades were encountered.

The principal exploration target remains the down dip and eastern extension of the "10300 shoot" in the main Xiaotieshan Mine.  The Xiaotieshan Mine is a presently operating underground mine developed on a volcanogenic massive sulphide deposit in the Baiyin Mineral District.  The upper developed portion of the mine is operated by the Chinese enterprise Baiyin Non-Ferrous Metals Company ("BNMC") at a rate of 1,000 tons per day.  Resources are reported to be 10,700,000 tonnes grading 1.1% copper, 3.3% lead, 5.1% zinc, 2.1 grams per tonne gold and 100 grams per tonne silver (BNMC estimate).

Teck Cominco has elected to withdraw from the project leaving Minco with a 41% direct project interest and the right to earn a total of 80% interest in the project.

In addition, the Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Financial Activity

As at September 30, 2002, total exploration costs on properties in China were $407,975 compared to $58,415 at September 30, 2001.  Overall administrative expenses were $560,596 for the first nine months of 2002 compared to $492,581 for the same period in 2001.  The 14% increase mainly reflects an increase in management and administrative staff, office relocation and rent, regulatory filing fees and investor relations consulting associated with the Company’s renewed efforts to introduce the Company to a boarder base of investment communities.

For the first nine months of 2002, salaries and benefits increased to $159,981 compared to $58,541 in 2001 due to the hiring of three administrative staff.  Rent costs amounted to $62,432 compared to $46,492 for the same period 2001, this increase is a result of the termination of an office space sublease agreement within the period, and increased office rent for the Company’s new premise.

Management fees and salaries paid to its directors total $54,205 compared to $23,605 in 2001.  In addition, the Company incurred exploration expenses of $57,927 to its directors or corporations controlled by them, compared to expenses of $56,994 for the same period of year 2001.

Currently, none of the Company's projects are producing revenues and at September 30, 2002, the Company had working capital of $105,053.  In order to provide working capital for its operations and for ongoing exploration programs the Company plans to raise additional funds before the end of the first quarter 2003.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange.